UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Check One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                        to

Commission file number 1-12154

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Waste Management, Inc.

1001 Fannin Street
Suite 4000
Houston, TX 77002

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Administrative Committee
Waste Management Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Waste Management Retirement Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 21, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and schedule of delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Houston, Texas
June 15, 2004

Waste Management Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
INVESTMENTS, at fair value:
Plan interest in the Master Trust (Note 3)	953,933,282	785,743,863
Participant loans	49,381,642	49,205,537

Total investments	$1,003,314,924	$834,949,400
RECEIVABLES:
Employee contributions	—	762,540
Employer contributions	830,430	1,110,988
Litigation settlement (Note 7)	4,301,095	—

Total receivables	5,131,525	1,873,528

NET ASSETS AVAILABLE FOR BENEFITS	$1,008,446,449	$836,822,928

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:
Contributions-
Employee	$65,400,807
Rollover	2,559,246
Employer	39,768,043

107,728,096
Litigation settlement (Note 7)	4,301,095
Net investment gain from the Master Trust (Note 3)	146,653,851
Participant loan interest	3,232,738

Total additions	261,915,780

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:
Benefits paid to participants	90,292,259

Total deductions	90,292,259

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	171,623,521
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	836,822,928

End of year	$1,008,446,449

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan

Notes to Financial Statements

December 31, 2003

1. Description of Plan

The following description of the Waste Management Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to all eligible employees, and their beneficiaries, of Waste Management, Inc., and subsidiaries (“Waste Management” or the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The board of directors of the Company has named the Administrative Committee of the Waste Management Employee Benefit Plans (the “Administrative Committee”) to serve as administrator and fiduciary of the Plan. Waste Management has entered into a Defined Contribution Plans Master Trust Agreement (the “Master Trust”) with State Street Bank and Trust Company (“State Street”) whereby State Street serves as trustee of the Plan. CitiStreet, an affiliate of State Street, serves as record keeper.

Eligibility

Employees are eligible to participate in the Plan following completion of a 90-day period of service (as defined by the Plan).

Employees of the Company who are ineligible to participate in the Plan consist of (a) leased employees, (b) employees whose employment is governed by a collective bargaining agreement under which retirement benefits are the subject of good faith bargaining, unless such agreement expressly provides for participation in the Plan, (c) individuals providing services to the Company as independent contractors, (d) employees performing services on a seasonal or temporary basis, (e) certain nonresident aliens who have no earned income from sources within the United States of America and (f) individuals who are participants in any other pension, retirement, profit-sharing, stock bonus, thrift or savings plan maintained by the Company other than the Waste Management Pension Plan for Collectively Bargained Employees or such other plans as may from time to time be determined by the Administrative Committee. Certain United States citizens employed by foreign affiliates of the Company may participate in the Plan under certain provisions specified by the Plan.

Contributions

Participants may contribute from 1 percent to 15 percent of their pre-tax compensation, as defined by the Plan (“Employee Contribution”), not to exceed certain limits as described in the Plan document. After-tax contributions are not permitted by the Plan. Participants may also contribute amounts representing distributions from other qualified plans (“Rollover Contribution”). The Company matches 100 percent of each participant’s Employee Contribution up to 3 percent of the participant’s compensation, as defined by the Plan, plus 50 percent of the participant’s Employee Contribution in excess of 3 percent of the participant’s compensation up to 6 percent of the participant’s compensation (“Employer Contribution”).

Investment Options

The Plan, through its investments in the Master Trust, currently offers participants six common collective trust funds; a Company common stock fund; a self-managed account, which allows participants to select various securities sold on the New York Stock Exchange, American Stock Exchange and NASDAQ; and three asset allocation models, which are balanced among the six common collective trust funds (with aggressive, moderate and conservative investment objectives as investment options). Several restrictions apply, and a minimum balance is required to participate in the self-managed account. Certain participants’ accounts are invested in convertible notes (the “Notes”). No new investments are permitted in the Notes, and participants can move their investment out of the Notes at any time. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by participants.

Each participant who has invested in the Company common stock fund has the right to vote the shares of stock in his or her account with respect to any matter that comes before the shareholders for a vote. Additionally, if a participant invests in the self-managed account, the participant has the right to vote the shares of any common stock held in the participant’s account.

Vesting

Participants are immediately vested in their Employee Contribution, Rollover Contribution, and Employer Contribution accounts plus earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s Employee Contribution, Rollover Contribution and Employer Contribution and an allocation of investment income and loss and expenses. Investment income and loss is allocated to the participant’s account based upon the participant’s proportionate share of the funds within the Plan.

Payment of Benefits

Upon retirement, disability or termination of employment, participants or, in the case of a participant’s death, their designated beneficiaries may make withdrawals from their accounts as specified by the Plan. Prior to termination, participants who have reached age 59-1/2 may withdraw from the vested portion of their accounts. Distributions are made by a single lump-sum payment or direct rollover. Distribution of accounts invested in Company common stock may be taken in whole shares of common stock or cash.

Participants may also make withdrawals from the pre-tax portion of their accounts, excluding certain earnings, in the event of proven financial hardship of the participant. Not more than one hardship withdrawal is permitted in any 12-month period, and the participant is not permitted to contribute to the Plan or any other plans maintained by the Company for 6 months (12 months prior to January 1, 2002) after receiving the hardship distribution.

Loans

Participants who are active employees may obtain loans of not less than $1,000 and a maximum of 50 percent of the participants’ vested accounts (excluding any amounts invested in the self-managed account) immediately preceding the loan grant date. In no event shall a loan exceed $50,000, reduced by the greater of (a) the highest outstanding balance of loans during the one-year period ending on the date before a new loan is made or modified, or (b) the outstanding balance of loans on the date a new loan is made or modified. Not more than one loan shall be outstanding at any time, except for multiple loans which (a) existed prior to January 1, 1999, (b) result from a merger of another plan into this Plan or (c) result from a participant’s loan becoming taxable under Section 72(p) of the Internal Revenue Code of 1986, as amended (the “Code”). Interest rates and repayment terms are established by the Administrative Committee. Such loans shall be repaid by payroll deduction, or any other method approved by the Administrative Committee, which requires level amortization of principal and repayments no less frequently than quarterly. Such loans must be repaid over a period not to exceed 54 months (60 months for loans requested before August 5, 2002).

Administrative Expenses

Master Trust administrative expenses, including trustee and investment management fees, are allocated in proportion to the investment balances of the underlying plans. Loan administration fees are charged directly to the account balance of the participant electing the loan. Plan level administrative expenses, which include primarily record-keeping fees, are allocated directly to the respective plan. Administrative expenses are reflected as a reduction of Master Trust investment income and are included in net investment gain from the Master Trust in the accompanying statement of changes in net assets available for benefits. In 2003, the Company elected to pay certain audit and legal fees of the Plan.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Payment of Benefits

Benefits paid to participants are recorded when paid. The Plan has amounts pending distribution to participants of $156,952 and $240,057 as of December 31, 2003 and 2002, respectively (see Note 5).

Investments

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company and its subsidiaries, including Waste Management Holdings. The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and certain administrative expenses) which can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. Corporate stocks, convertible notes and mutual funds held by the Master Trust are stated at fair value based on quoted market price as of the financial statement date. The fair values of the common collective trust funds held by the Master Trust are established by State Street based on quoted market prices of the underlying assets. Short-term investments and loans to participants are stated at cost, which approximates fair value. The Master Trust records purchases and sales of securities on a trade-date basis and dividends on the ex-dividend date.

Risks and Uncertainties

The Plan provides for investment in the Master Trust, which in turn invests in various common collective trust funds, corporate stocks, convertible notes and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Plan Interest in the Master Trust

The Plan investments are held in the Master Trust along with another Company-sponsored retirement plan, the Waste Management Retirement Savings Plan for Bargaining Unit Employees (the “Union Plan”). As of December 31, 2003 and 2002, the Plan’s beneficial interest in the net assets of the Master Trust was 99.82% and 99.91%, respectively.

	December 31
	2003	2002
Assets-
Investments, at fair value-
Common collective trust funds	$833,550,215	$685,772,099
Short-term investments	4,937,729	3,902,643
Corporate stocks	6,765,165	3,370,845
Waste Management, Inc., common stock	102,445,458	86,754,860
Convertible notes	1,048,309	1,092,330
Mutual funds	6,796,257	5,158,695
Limited partnerships	86,178	31,257

Total investments	955,629,311	786,082,729
Securities sold receivable	175,701	—
Interest receivable	834,956	1,631,527
Cash, non-interest bearing	—	44,111

Total assets	956,639,968	787,758,367
Liabilities-
Administative fees payable	831,419	1,310,052
Securities purchased payable	154,080	—

Total liabilities	985,499	1,310,052

Total net assets	$955,654,469	$786,448,315

Plan interest	$953,933,282	$785,743,863
Union Plan interest	1,721,187	704,452

Income or loss from investments held in the Master Trust for the year ended December 31, 2003, is as follows:

Interest	$11,437,962
Dividends	132,960
Dividends — Waste Management, Inc. common stock	35,863
Other income	1,318,906
Net appreciation/(depreciation) in fair value of-
Common collective trust funds	112,479,793
Corporate stock	(1,636,238)
Waste Management, Inc. common stock	24,194,033
Convertible notes	96,338
Limited partnerships	19,634
Mutual funds	1,695,200

Total net appreciation in fair value of investments	136,848,760
Total investment gain	149,774,451
Administrative fees	(2,818,306)

Net gain	$146,956,145

Plan interest in net investment gain from the Master Trust	$146,653,851
Union Plan interest in investment gain from the Master Trust	302,294

4. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated June 20, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2003 and 2002:

	2003	2002
Net assets available for benefits per the financial statements	$1,008,446,449	$836,822,928
Less- Amounts pending distribution to participants	(156,952)	(240,057)

Net assets available for benefits per the Form 5500	$1,008,289,497	$836,582,871

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2003:

Benefits paid to participants per the financial statements	$90,292,259
Add — Amounts pending distribution to participants at December 31, 2003	156,952
Less — Amounts pending distribution to participants at December 31, 2002	(240,057)

Benefits paid to participants per the Form 5500	$90,209,154

Amounts pending distribution are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but which have not yet been paid as of that date.

6. Plan Termination

Although it has not expressed any intention to do so, the Company has the right to discontinue its Plan contribution at any time and to terminate the Plan subject to the provisions of ERISA.

7. Commitments and Contingencies

In April 2002, a lawsuit was filed against the Waste Management Retirement Savings Plan (which was sponsored by Waste Management Holdings and merged into the Plan in February 1999), the Plan (as successor to the savings plan sponsored by Waste Management Holdings), Waste Management Holdings, and certain fiduciaries of the savings plan sponsored by Waste Management Holdings and the Plan in the United States District Court for the District of Columbia (the “D.C. Case”). After first asserting broader claims as to the Plan, the plaintiffs in the D.C. Case now purport to file their complaint on behalf of those Plan participants for whose account the Plan’s fiduciaries acquired Waste Management Holdings common stock between January 1990 and February 24, 1998, the date of the restatement of previously issued financial statements by Waste Management Holdings. The plaintiffs in the D.C. Case alleged that the prices at which the Plan purchased the stock were artificially inflated by omissions of a material nature about Waste Management Holdings’ financial condition. The plaintiffs in the D.C. Case also alleged that certain of the defendants breached a variety of ERISA imposed duties and prohibitions by, among other things, participating in two securities class action settlements (one in Illinois and the other in Texas, as described below), rather than opting out to pursue the Plan’s separate and distinct ERISA claims.

The Illinois securities class action arose from Waste Management Holding’s February 1998 restatement of prior period earnings and charge to fourth quarter 1997 earnings. The parties to the Illinois securities class action agreed to a settlement of the case that became final in 1999 (the “Illinois Settlement”). The Plan elected to stay in the settlement class and submitted a proof of claim form for its share of the settlement proceeds. In 2000, the Plan received its share of the settlement proceeds.

The Texas securities class action involved allegations arising from events related to the Company’s earnings announcements in July and August of 1999. A settlement in that action was first approved in May 2002 and became final in September 2003 (the “Texas Settlement”). The

Texas Settlement provided for a payment by the Company of $457 million to members of the class and for the Company to consent, for settlement purposes, to the certification of a class of purchasers or acquirers of Company securities from June 11, 1998 through November 9, 1999. The Plan elected to remain a member of the settlement class and submitted a proof of claim form. As a result of the Texas Settlement, the Plan received $2.3 million on March 17, 2004 from the settlement claims administrator. The allocation of the $457 million to members of the class was not finalized until 2004, and therefore, the $2.3 million has not been recorded as a receivable by the Plan at December 31, 2003. In addition, in July 2003, the plaintiffs in the D.C. Case reached an agreement with the lead plaintiff in the Texas securities class action under which an additional $4.5 million (reduced by $198,905 for attorneys’ fees and costs) will be paid from the Texas Settlement to the Plan on behalf of participants in the savings plan sponsored by Waste Management Holdings. As such, a receivable has been recorded by the Plan at December 31, 2003 for $4,301,095.

The Plan asserts that most, if not all, of the plaintiffs’ causes of action in the D.C. Case have been released as a result of the Illinois Settlement and the Texas Settlement or are time-barred. The defendants have filed a motion to dismiss the plaintiffs’ amended complaint and discovery is substantially stayed pending resolution of the motion. The outcome of this lawsuit cannot be predicted with certainty, and these matters could impact the Plan’s net assets available for benefits. The Plan and the other defendants intend to defend themselves vigorously in this litigation.

8. Subsequent Events

Effective January 2, 2004, the Company merged the American Waste Services, Inc. Participating Companies Profit Sharing Plan into the Plan. Net Assets of $722,734 were transferred into the Plan as a result of this merger.

The Company has approved the merger of the following plans into the Plan: The Peltz Group, Inc. Retirement Savings Plan, the TransAmerican Waste 401(k) Savings Plan, and the Speedway Disposal & Recycling, Inc. Salary Savings Plan. The Company intends to merge the Plans during the third quarter of 2004. The net assets of the plans merging into the Plan are not material to the Plan.

Supplemental Schedules

Waste Management Retirement Savings Plan

Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

EIN: 73-1309529 PN: 001

Year Ended December 31, 2003

Participant Contributions Transferred	Total that Constitute Non Exempt
Late to Plan	Prohibitive Transactions
$4,425	$4,425

Waste Management Retirement Savings Plan

Schedule H, Line 4(i) – Schedule of Assets (Held At End of Year)

EIN: 73-1309529 PN: 001

Year Ended December 31, 2003

Identity of Issue	Description of Investment	Current Value
*Participant Loans	Various maturity dates with interest rates ranging from 5.0% to 11.0%	$49,381,642
*Party-in-interest

SIGNATURES

Pursuant to the requirements of section 15(d) of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2004	WASTE MANAGEMENT RETIREMENT
SAVINGS PLAN

	By:	/s/Lois B. Martin Lois B. Martin Chair of the Administrative Committee

INDEX TO EXHIBITS

Exhibit
Number	Description
23.1	-Consent of Independent Registered Public Accounting Firm